Exhibit 99.5

NICE Actimize Wins “Technology Vendor of the Year” Award from InfoPro Digital’s
Asia Risk.net, Citing Innovation in Surveillance and Anti-Money Laundering
Solutions

NICE Actimize’s use of artificial intelligence and machine learning technology helps firms remain compliant in an ever-changing regulatory landscape

Hoboken, NJ, October 18, 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business, was named “Technology Vendor of the Year” in the 2021 AsiaRisk Technology Rankings. AsiaRisk is part of Risk.net, a leading financial risk management news and content provider, a sponsor of these awards, and a publication of the InfoPro Digital Group which also includes market-leading media and analyst brands WatersTechnology and Chartis Research.

This year’s “Technology Vendor of the Year” award acknowledged NICE Actimize’s leadership in both Holistic Trade Surveillance and Anti-Money Laundering (AML) capabilities noting its specific strengths and innovation in artificial intelligence and machine learning. NICE Actimize solutions, whether it is holistic surveillance or anti-money laundering, are built on a common open and extendible platform that provides functionality, stability, and robustness across the NICE Actimize portfolio.

Blake Evans-Pritchard, Bureau Chief Asia, Risk.net, stated, “NICE Actimize continues to innovate and integrate emerging technologies, such as artificial intelligence and machine learning, to better its solutions and provide financial firms with a holistic conduct surveillance and anti-money laundering offering. The judges were impressed with its use of technology to help firms remain compliant in an ever-changing regulatory landscape and strengthen firms’ effectiveness in fighting financial crime.”

A key driver of NICE Actimize’s platform is enabling the use of advanced analytics, machine learning and AI wherever they can be leveraged. NICE Actimize’s philosophy for ownership and development of advanced AI is to meet the financial institution customer at whatever stage they are in for their analytics and AI journey. NICE Actimize’s systems allow customers to either plug in their own AI models, an approach that fits with its more advanced customers, as well as use NICE Actimize or other vendors in an ad-hoc fashion to consume externally developed AI.

“With powerful AI and machine learning capabilities, our financial crime solutions portfolio in both AML and surveillance identifies and quantifies risks and helps our clients meet compliance requirements quickly,” said Craig Costigan, CEO, NICE Actimize. “We thank the AsiaRisk judging team for honoring our innovation and commitment to risk management.”

NICE Actimize’s combination of expert rules required for regulatory compliance and machine learning analytics complement its domain expertise. The combination of both lower false positives and improved predictability in anti-money laundering using AI technologies dramatically improves the efficiency of AML teams, making NICE Actimize highly sought as a solution provider.

NICE Actimize’s SURVEIL-X Holistic Surveillance solution eliminates siloed decision-making by leveraging AI-powered predictive algorithms to analyze data across a wide range of behavioral, trading and communication risk factors to identify unusual behavior. By analyzing all of these factors together and using supervised and unsupervised machine learning to co-relate these early warning signals to past known rogue trading cases, SURVEIL-X Holistic Surveillance is able to accurately assess each regulated employee’s risk and assign an associated risk score.

This year’s awards competition addressing innovation and product excellence weighed a number of factors including risk management and compliance capabilities, innovation, quality of service, and engagement with regulatory issues.

For further information:
•	Read the media coverage on Risk.net citing NICE Actimize’s expertise by clicking here.
•	NICE Actimize’s Surveil-X Holistic Conduct Surveillance Solutions, please click here.
•	NICE Actimize’s Consolidated Anti-Money Laundering platform, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896,  cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com,
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.